UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
____________________

PARAMETRIC SOUND CORPORATION
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

699172201
(CUSIP Number)

Elwood G. Norris
16101 Blue Crystal Trail
Poway, California 92064
858-735-9407
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2012 (See Item 3)
 (Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699172201
1.	NAMES OF REPORTING PERSON Elwood G. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	125,498 shares (see Item 5)
	8. SHARED VOTING POWER	923,272 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	125,498 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	923,272 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,770 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	16.8%
14.	IN

SCHEDULE 13D

CUSIP No. 699172201
1.	NAMES OF REPORTING PERSON Stephanie A. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	-0- shares (see Item 5)
	8. SHARED VOTING POWER	923,272 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	-0- shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	923,272 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 923,272 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	14.8%
14.	IN

SCHEDULE 13D

CUSIP No. 699172201
1.	NAMES OF REPORTING PERSON Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	453,864 shares (see Item 5)
	8. SHARED VOTING POWER	460,408 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	453,864 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	460,408 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 923,272 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	14.8%
14.	OO

CUSIP # 699172201

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 4, amends certain following Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2010, amended by Amendment No. 1 on March 1, 2011, amended by Amendment No. 2 on July 6, 2011 and amended by Amendment No. 3 on January 9, 2012. This Amendment No. 4 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Parametric Sound Corporation, a Nevada corporation (the “Issuer”), beneficially owned by (i) Elwood G. Norris as an individual and as Trustee of the Norris Family 1997 Trust, (ii) Stephanie A. Norris as an individual and as Trustee of the Norris Family 1997 Trust, and (iii) the Norris Family 1997 Trust  (the “Reporting Persons”), and is being filed to report the acquisition of additional shares of Common Stock by the Reporting Persons (which were either (i) acquired from the Issuer in its secondary public offering or directly from the Issuer on March 27, 2012 as payment for deferred compensation of Mr. Norris or (ii) vested as compensation in Mr. Norris’ capacity as an officer of the Issuer) since the filing of the Amendment No. 3 to Schedule 13D filed on January 9, 2012.

On March 21, 2012 the Issuer effected a 1 for 5 reverse stock split. All share amounts reported herein reflect the stock split.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by adding the following:

On March 22, 2012 Mr. Norris purchased 44,500 shares in the Issuer’s secondary registered offering at $4.50 per share. The funds used were investment funds of the Norris Family 1997 Trust.

On March 27, 2012 the Issuer paid $80,000 of deferred compensation by issuing to Mr. Norris 17,778 shares at $4.50 per share (the secondary public offering price).

Mr. Norris has a stock option exercisable for an aggregate of 75,000 shares of Common Stock of the Issuer exercisable at an exercise price of $1.65 per share with an expiration date of October 8, 2015, subject to earlier expiration in accordance with the terms of the grant. As of the date of this filing 37,500 options were beneficially owned being the options vested and vesting within 60 days hereof. Mr. Norris ownership may increase as a result of future vesting of the balance of options.

Item 5.	Interest in Securities of the Issuer

Item 5 is restated and amended in its entirety as follows:

On March 21, 2012 the Issuer effected a 1 for 5 reverse stock split. All share amounts reported herein reflect the stock split and percentages are based on 6,223,463 shares outstanding after the Issuer’s secondary offering completed March 27, 2012.

	Elwood G. Norris	Stephanie A. Norris	Norris Family 1997 Trust
(a) Beneficial ownership
Common Shares	1,011,270	923,272	923,272
Warrants Exercisable within 60 days	-	-	-
Stock Options Exercisable within 60 days	37,500	-	-
Total Beneficial Ownership	1,048,770	923,272	923,272
Percentage	16.8%	14.8%	14.8%
(b) Voting and dispositive power
Sole Voting Power	125,498	-	453,864
Shared Voting Power	923,272	923,272	469,408
Sole Dispositive Power	125,498	-	453,864
Shared Dispositive Power	923,272	923,272	469,408

(c)	Except as set forth herein (see Item 3) the Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.
(d)
Other than described herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 of this Schedule 13D, as so amended, is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated October 4, 2010 and filed as Exhibit 99.1 to Form 13D dated October 4, 2010.
Exhibit 99.2	Form of Stock Option Grant and Notice and Stock Option Agreement incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K dated October 1, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2012	/s/ Elwood G. Norris
An Individual

/s/ Stephanie A. Norris
An Individual

Norris Family 1997 Trust
By /s/ Elwood G. Norris
Trustee